
Mail Stop 3628

September 7, 2007

Via Facsimile (650) 493-6811 and U.S. Mail

Mark Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Rd.
Palo Alto, California 94304-1050

Re: Sanmina-SCI Corporation
Schedule TO-I/A filed August 27, 2007
File No. 005-42923

Dear Mr. Reinstra:

We have the following comments on the above referenced filing.

Offer to Purchase

1.   We note that Sanmina has revised its tender offer to eliminate options to purchase 411,480 shares from the total amount of options sought in the offer. Please tell us in writing:
  - Whether you are asserting that a condition has been triggered in order to cancel the offer as to holders of those options, and, if so, identify the condition.
  - Whether any of the options included in the group of options you are no longer offering to exchange had been tendered prior to their elimination from the offer; and
  - Why you believe your current approach to addressing a "clerical error" is consistent with Section 14(e) of the Exchange Act.

2.   Please confirm to us that if you amend your offer to eliminate certain options from the amount being sought, Sanmina will ensure that at least ten business days remain in the offer, consistent with Rule 13e-4(e)(3)(ii).

3.   To the extent the offer has been amended to exclude certain options, and, in the process, certain option holders, please amend the Schedule TO to describe what options are no

longer being sought and the reasons why Sanmina has decided not to purchase such options.

Closing Comments

As appropriate, please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions